Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Annual General Meeting

CALGARY, AB, April 28, 2021 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX: VET) (NYSE: VET) is pleased to announce the voting results from our annual meeting of shareholders held on April 28, 2021. A total of 40,454,887 common shares representing 25.46% of Vermilion's issued and outstanding common shares were voted in connection with the meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.  Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at eight (8).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
39,930,025	98.76%	500,204	1.24%

2.  Ordinary resolution to approve the election of the following eight nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Lorenzo Donadeo	38,447,022	95.72%	1,720,027	4.28%
Larry J. Macdonald	37,735,846	93.95%	2,431,203	6.05%
Carin A. Knickel	34,645,451	85.09%	6,070,598	14.91%
Stephen P. Larke	38,294,678	95.34%	1,872,371	4.66%
Dr. Timothy R. Marchant	39,263,276	97.75%	903,773	2.25%
Robert Michaleski	38,341,961	95.46%	1,825,088	4.54%
William B. Roby	39,418,725	98.14%	748,324	1.86%
Catherine L. Williams	38,676,030	96.30%	1,486,503	3.70%

3. Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
39,779,970	98.27%	698,500	1.73%

4. Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
17,169,256	41.77%	23,934,445	58.23%

As this is an advisory vote, the results will not be binding upon the Board; however, the Board will take the results of this vote into account, as appropriate, when considering future compensation policies, procedures and decisions.

The Board will also continue engaging directly with Shareholders to receive feedback regarding the Company's approach to executive compensation, and the Board will assess its future compensation policies, procedures, and decisions in the context of such feedback.

The Company considers its approach to executive compensation as being a significant component of its broader corporate governance practices, which is generally consistent with best practices and includes claw-back policies, diversity policies, share ownership guidelines and anti-hedging policies.

For complete voting results, please see our Report of Voting Results available through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

An archive webcast of the annual meeting of shareholders and presentation by Curtis Hicks, President, that provides a business overview and an update on recent developments, is available on Vermilion's website at www.vermilionenergy.com.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with returning capital to investors when economically warranted. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate Leadership level (A-) performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, the Netherlands and Germany. In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 5% of our outstanding shares and are committed to delivering long-term value for all stakeholders. Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 23:00e 28-APR-21